Exhibit 12.1

NABORS INDUSTRIES LTD. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio amounts)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Income (loss) from continuing operations before income taxes	$106,160	$276,960	$515,253	$324,306	$27,395
Less earnings (add losses) from affiliates, net of dividends	800	299,717	(161,189)	(39,004)	286,342
Less subsidiary preferred stock dividends	(3,000)	(3,000)	(3,000)	(750)	—
Add earnings (less losses) from affiliates net, from discontinued operations	—	—	(8,059)	(10,638)	(59,249)
Add amortization of capitalized interest	13,282	12,600	11,376	9,839	9,062
Add fixed charges as adjusted (from below)	232,497	260,222	265,078	277,468	269,870
Earnings (1)	349,739	$846,499	$619,459	$561,221	$533,420
Fixed charges:
Interest expense:
Interest on indebtedness	$217,347	$245,706	$224,437	$196,563	$173,111
Capitalized	13,045	18,957	23,351	12,448	28,813
Amortization of debt related costs (a)	6,071	6,198	32,195	76,149	92,936
Subsidiary preferred stock dividends	3,000	3,000	3,000	750	—
Interest portion of rental expense	6,079	5,318	5,446	4,006	3,823
Fixed charges before adjustments(2)	245,542	279,179	288,429	289,916	298,683
Less capitalized interest	(13,045)	(18,957)	(23,351)	(12,448)	(28,813)
Fixed charges as adjusted	$232,497	$260,222	$265,078	$277,468	$269,870
Ratio (earnings divided by fixed charges before adjustments) (1)/(2)	1.42	3.03	2.15	1.94	1.79

(a)                 Includes deferred financing, discount and premium amortization.